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310-282-6247	June 5, 2005
Email: Jmccloud@chrismill.com

Jeffrey B. Werbitt

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Schedule TO filed by Tracinda Corporation on May 9, 2005;
File No.: 005-42630

Dear Mr. Werbitt:

In accordance with our telephone conversation on Friday, June 3, 2005, set forth below is an explanation of the relevant factors which we believe support a determination that the completion by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, of its tender offer (the “Offer”) for 28,000,000 shares of the common stock of General Motors Corporation would not create a potential for dominance or control of General Motors. (Tracinda Corporation, together with its sole shareholder, Kirk Kerkorian are collectively referred to in this letter as “Tracinda.”) As a result of the foregoing determination and based upon the reasons set forth in my letter to you dated May 25, 2005, Tracinda believes that its financial condition should not be material to the decision of a General Motors stockholder whether to sell, tender or hold General Motors common stock in the Offer and that its financial statements should not be required to be furnished in connection with the Offer.

Although if the Offer is fully subscribed, Tracinda may be the third largest stockholder of General Motors (based upon General Motors’ most recent proxy statement), Tracinda’s holdings of General Motors common stock will constitute less than 10% of the outstanding shares. In addition, as stated in the Offer, Tracinda’s intent in acquiring the shares is investment and not with a view to exercising control over General Motors. We note that Tracinda’s acquisition of the General Motors shares it purchased before the Offer, as well as any purchases pursuant to the Offer, are permissible under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), without any notification filings pursuant to that statute because Tracinda is acquiring the shares for investment. If Tracinda were to seek to acquire additional General Motors shares which would result in it owning more 10% or more of the shares, it would be

Jeffrey B. Werbitt

June 5, 2005

required to comply with HSR by making the required filing and waiting the required period. We also note that, as disclosed in Item 4 of the Schedule 14D-9 of General Motors with respect to the Offer, the Board of Directors of General Motors determined to express no opinion to its stockholders and be neutral with respect to the Offer, in part, because of the Board’s conclusion that “the relatively small percentage of Common Stock sought by Tracinda, coupled with Tracinda’s intent to hold the Common Stock for investment purposes, would not be expected to interfere with the Corporation’s ability to pursue its strategic business objectives…”

In addition, the General Motors Board of Directors indicated in its Schedule 14D-9 that it “reviewed regulatory approval requirements and other regulatory consequences associated with any stockholder acquiring a controlling influence in the Corporation. These regulatory issues arise from the Corporation’s ownership of a federal savings bank and other banking institutions that are subject to regulation by various federal, state and foreign government agencies.” At least three of General Motors’ subsidiaries are organized either as a federal reserve non-member or a savings association. Federal reserve non-members are regulated by the Federal Deposit Insurance Corporation (“FDIC”), while savings associations are regulated by the Office of Thrift Supervision, and both are subject to the Change in Bank Control Act, 12 U.S.C. §1817(j), and the rules promulgated thereunder. If Tracinda were to seek to acquire additional shares the acquisition of which would result in it owning more than 10% of General Motors common stock, Tracinda would be required to give 60 days written notice of the proposed acquisition to the FDIC and the Office of Thrift Supervision. In addition, any such proposed acquisition must be approved by the applicable regulatory agency. The approval process requires submission of detailed information about the applicant, including detailed financial information and the identity, personal history, business background and experience of the applicant. (See 12 U.S.C. §1817(j)(6).) In addition, the applicant must publish a newspaper announcement soliciting public comment on the proposed acquisition. (See FDIC Rules and Regulations, §303.86(a).)

General Motors also has several subsidiaries which are licensed insurers organized in North Carolina, Michigan and Missouri. Under the North Carolina General Statutes §58-19-15, no person may acquire, directly or indirectly, 10% or more of the voting securities of an insurer organized in that State unless the acquisition has been approved by the Commissioner of Insurance of North Carolina. The approval process requires submission of detailed information about the applicant and its affiliates and one or more public hearings to determine whether the application should be approved. Michigan and Missouri have similar requirements. Although, as stated above, Tracinda does not presently intend to acquire additional General Motors shares after completion of the Offer, even if it were to decide to increase its holdings in General Motors, it would be precluded from holding 10% or more of General Motors shares until it complied with applicable banking and insurance regulatory requirements.

Tracinda believes that the foregoing restrictions on its ability to increase its ownership interest in General Motors common stock prevent the Offer, even if fully subscribed, from creating a potential for dominance or control of General Motors by Tracinda. Therefore, Tracinda believes its financial condition should not be material to the decision whether to sell, tender or hold the stock by a General Motors stockholder and that its financial statements should not be required to be furnished in connection with the Offer.

Jeffrey B. Werbitt

June 5, 2005

If you have any questions concerning the foregoing, please call the undersigned at the telephone number set forth above or Jeffrey Soza, Esq. at 310-282-6271.

Very truly yours,

/s/ Janet S. McCloud
Janet S. McCloud
of CHRISTENSEN, MILLER, FINK, JACOBS,
GLASER, WEIL & SHAPIRO, LLP

cc:	Richard E. Sobelle, Esq. Terry N. Christensen, Esq. Jeffrey C. Soza, Esq.